Exhibit 99.5

Medifocus Inc. Presenting Papers at Biotechnology and Information Technology’s 5th Annual

Symposium in Beijing, October 20-22, 2015

Papers to Discuss Heat-Activated and Tumor Targeted Immunotherapy and Gene Therapy

Medifocus Inc.’s CEO Dr. Augustine Cheung Chairing Anticancer Targeted Drug Delivery Session

COLUMBIA, MD and Toronto, ON- October 19, 2015 – Medifocus, Inc. (OTCQX:MDFZF and TSXV:MFS.V), a medical systems and devices company that develops and commercializes focused heat thermotherapy systems for the treatment of Benign Prostatic Hyperplasia (BPH) and Breast Cancer, today announced that two of the Company’s senior executives are attending and presenting scientific papers during the Biotechnology & Information Technology (BIT)’s 5th Annual Symposium on Drug Delivery Systems to be held October 20-22 in Beijing, China.

Dr. Augustine Cheung, Chief Executive Officer, will present a paper titled “Heat-Activated Delivery of Genetic and/or Molecular Therapeutics used alone, or in combination with Standard of Care Radiation/Chemotherapy to enhance Efficacy and minimize Toxicity for Effective Cancer Treatment.” The paper describes the biogenetic engineering design of a modified “Adenovirus Gene Delivery Construct” to effect heat activation of gene or molecular therapies in tumors at sufficient concentrations and for specific time periods. This unique ability to gain “Spatial and Temporal Control” of gene expression is expected to maximize therapeutic efficacy and minimize treatment induced toxicity which are major limiting factors in many genetic/molecular therapeutic approaches.

Dr. Cheung will describe the design of a heat-activated gene therapy construct, termed “Cancer Repair Inhibitor (CRI)”, which upon heat activation at the tumor site inhibits the cancer cells’ ability to repair themselves against DNA damage induced by radiation/chemotherapy. When used in combinational therapy, CRI is expected to significantly reduce the therapeutic dose of standard of care (SOC) treatments required to achieve effective tumor control, and the frequency and duration of radiation or chemotherapy, thus minimizing immediate and cumulative treatment induced toxicity to enable subsequent courses of Thermoradiotherapy or Thermochemotherapy to be given in cases of tumor recurrences.

Dr. Cheung is also honored to chair Track 6 of the scientific sessions on the Latest Technologies and Developments in Anticancer Targeted Drug Delivery.

Dr. William Jow, Medical Director of Medifocus, will present a paper, titled “A Novel Heat-Activated Targeted Immunotherapy via Selective Expression of Therapeutic Genes in Cancer Cells.” Dr. Jow’s paper describes the clinical potential of treating advanced solid tumors utilizing Medifocus’ commercialized focused heat thermotherapy systems including Prolieve® and APA-1000™, in combination with intratumoral injection of a Cancer Kill Agent (CKA). CKA, as described in our recently licensed Duke University Patent, comprises a heat-activated adenovirus capable of undergoing enhanced heat inducible IL-12 and CMV-activated GM-CSF gene expression to effect tumor shrinkage. The clinical rationale as well as supporting preclinical data behind Medifocus’ selection of the two initial clinical trial targets, i.e., Prostate and Breast Cancers, will be presented. Dr. Jow will also highlight the potential of incorporating other focused heat systems already in commercialization with our heat-activated immunotherapeutics to build a rich pipeline of innovative Heat-Activated Tumor Targeted Immunotherapy and Gene Therapy platforms for treating other cancers and gene-mediated diseases.

-more-

Medifocus has already entered into an exclusive commercial licensing agreement with Duke University for the rights to a patented technology to develop Heat-Activated and Tumor Targeted Immunotherapy and Gene Therapy.

Over 150 leaders from pharmaceutical, biotech, medical devices companies, and from renowned academic and R&D institutions from 39 countries will attend this major international drug delivery conference. Over 100 podium presentations will be given to collectively set the latest trends in the art of drug delivery systems ranging from Nanotechnology to Gene Therapy using viral vector delivery. Over fifty leading suppliers from around the globe will convene to further facilitate business development and collaborations among all participants.

About Medifocus, Inc.:

Medifocus, Inc. (TSXV-MFS, OTC-MDFZF) is biotechnology company with a portfolio of medical technologies that utilize heat activation to treat conditions ranging from prostate diseases to breast cancer and extends to gene therapy. Heat is known to accelerate numerous chemical and biochemical reactions, and Medifocus’ portfolio relies on this fact to improve clinical outcome. Its Prolieve® Thermodilatation System offers relief from Benign Prostatic Hyperplasia (BPH) to millions of men with a simple, 45-minute, in-office treatment. Its APA-1000™ Breast Cancer Treatment System is currently in phase 3 clinical trials, and it is designed to treat localized and locally advanced breast cancers through the application of heat alone or in combination with chemotherapy. Medifocus has formally entered into an exclusive license agreement with Duke University to the Patent Rights of a “method for selective expression of therapeutic genes in cancer cells by hyperthermia” to develop Heat-Activated and Tumor Targeted Immunotherapy and Gene Therapy. This is a novel approach to control expression of anticancer genes intratumorally with focused heat and is a unique method to achieve precise delivery of gene and molecular therapies on demand. Medifocus will work on further development of a pipeline of other focused heat devices and viral delivery vectors to accommodate other molecular and genetic therapeutics. The Company believes this could result in an entire stable of gene-specific, heat-activated treatments for a wide array of medical conditions.

For more details, please visit:

www.medifocusinc.com

www.prolieve.com

www.facebook.com/pages/Medifocus-Inc-Company-Page/546315028715627

Forward-Looking Statements

This news release contains “forward-looking statements” and “forward-looking information”, which may not be based on historical facts. Forward-looking statements and forward-looking information, include, but are not limited to, information and statements with respect to the benefit to Medifocus’ future growth resulting from the acquisition of additional intellectual property rights, additional treatment possibilities and the expectation that sales from Prolieve® may accelerate as a consequence. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made. Such forward-looking statements and forward-looking information involve known and unknown risks, uncertainties and other factors that may cause the actual results events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or forward-looking information. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements and forward-looking information. Except as required by applicable securities laws, the Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, events or developments.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Company Relations: John Mon, COO, Medifocus, Inc. Tel: 410-290-5734 jmon@medifocusinc.com

Investor Relations: Michael Porter, President, Porter, LeVay and Rose, 212-564-4700

Mike@plrinvest.com

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